Exhibit 99.3

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

Form of Proxy for Annual General Meeting (or any adjournment thereof)
held via live webcast and teleconference on February 8, 2023 at 9:00 a.m., China Standard Time, or on February 7, 2023 at 8:00 p.m., U.S. Eastern Time (Note 1)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares(Note 2), par value US$0.000005 per share, of Pinduoduo Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 3) or ___________________ of _______________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS (Note 6)	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN (Note 4)
1.	As an ordinary resolution: THAT Mr. Lei Chen be re-elected as a director of the Company.	☐	☐	☐
2.	As an ordinary resolution: THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company.	☐	☐	☐
3.	As an ordinary resolution: THAT Mr. Haifeng Lin be re-elected as a director of the Company.	☐	☐	☐
4.	As an ordinary resolution: THAT Dr. Qi Lu be re-elected as a director of the Company.	☐	☐	☐
5.	As an ordinary resolution: THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company.	☐	☐	☐

Notes:

[1]	Please send the completed and signed proxy form to us by email to investor@pddholdings.com.
[2]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[4]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

PROPOSALS (Note 6)	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN (Note 4)
6.	As a special resolution: THAT the name of the Company be changed from “Pinduoduo Inc.” to “PDD Holdings Inc.”	☐	☐	☐
7.

As a special resolution:

THAT the Company’s Ninth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Tenth Amended and Restated Memorandum and Articles of Association in the form attached to the Notice of Annual General Meeting as Exhibit A thereto.

		☐	☐	☐

Dated _________________, 2023	Signature(s) (Note 5)

[5]	This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under seal or under the hand of an officer or attorney duly authorized to sign the same.
[6]	The description of each resolution herein is by way of summary only. The full text appears in the notice of the meeting.

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